Filed pursuant to Rule 424(b)(3)

Registration No. 333-179460

PROSPECTUS SUPPLEMENT NO. 75
to Prospectus declared
effective on May 10, 2012
(Registration No. 333-179460)
ASPIRITY HOLDINGS LLC

(f/k/a TWIN CITIES POWER HOLDINGS, LLC)

This Prospectus Supplement No. 75 supplements our Prospectus declared effective May 10, 2012, as previously supplemented on May 10, 2012, May 16, 2012, May 25, 2012, May 29, 2012, June 1, 2012, June 14, 2012, June 25, 2012, June 29, 2012, July 10, 2012, August 14, 2012, August 31, 2012, September 20, 2012, October 12, 2012, November 2, 2012, November 14, 2012, December 20, 2012, December 31, 2012, January 8, 2013, March 1, 2013, March 18, 2013, March 29, 2013, April 1, 2013, May 2, 2013, May 15, 2013, May 31, 2013, June 10, 2013, June 17, 2013, June 19, 2013, June 20, 2013, August 14, 2013, August 16, 2013, August 26, 2013, September 11, 2013, November 1, 2013, November 14, 2013, December 10, 2013, December 31, 2013, March 17, 2014, March 26, 2014, March 28, 2014, April 8, 2014, May 9, 2014, May 15, 2014, May 19, 2014, May 29, 2014, June 16, 2014, July 3, 2014, August 13, 2014, August 25, 2014, October 17, 2014, November 6, 2014, November 7, 2014, November 12, 2014, November 17, 2014, November 24, 2014, December 23, 2014, January 2, 2015, January 22, 2015, February 2, 2015, February 19, 2015, March 27, 2015, April 1, 2015, May 15, 2015, May 29, 2015, June 3, 2015, July 6, 2015, July 15, 2015, July 21, 2015, August 17, 2015, and August 19, 2015 (collectively, the “Prospectus”).

You should read this Prospectus Supplement No. 75 together with the Prospectus.

This Prospectus Supplement No. 75 includes the two attached Current Reports on Form 8-K of Aspirity Holdings LLC (f/k/a Twin Cities Power Holdings, LLC) (the “Company”) as filed by us with the Securities and Exchange Commission (the “SEC”) on September 4, 2015.

The notes described in the Prospectus can only be purchased by residents of: California, Colorado, Connecticut, Delaware, Florida, Georgia, Illinois, Indiana, Kansas, Michigan, Minnesota, Mississippi, Missouri, New Jersey, New Mexico, New York, South Dakota, Texas, Vermont, and Wisconsin. No offer is made by this prospectus supplement to residents of any other state. See the section of the Prospectus, “Notices to Investors of Certain States and Suitability Standards,” for additional details.

The information contained herein, including the information attached hereto, supplements and supersedes, in part, the information contained in the Prospectus.  This Prospectus Supplement No. 75 should be read in conjunction with the Prospectus, and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 75 supersedes the information contained in the Prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement No. 75 is September 4, 2015.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

____________

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported)	August 31, 2015

ASPIRITY HOLDINGS LLC

(Exact Name of Registrant as Specified in Charter)

Minnesota	333-179460	27-1658449
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

16233 Kenyon Ave., Suite 210, Lakeville, Minnesota	55044
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code	(952) 241-3103

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On August 31, 2015, Krieger Enterprises, LLC (“Krieger”), a wholly-owned first-tier subsidiary of Aspirity Holdings LLC (f/k/a Twin Cities Power Holdings, LLC), purchased 60% of the outstanding and issued shares of Noble Conservation Solutions, Inc., a Minnesota corporation (“Noble”), from Noble’s shareholders (the “Shareholders”) for an aggregate purchase price of $800,000 (the “Acquisition”). Noble provides consulting and implementation services related to energy efficiency and costs savings solutions.

The Stock Purchase Agreement, dated August 31, 2015, between Krieger and the Shareholders (the “SPA”) stipulates that: (i) in addition to the purchase price, Krieger shall pay Noble $75,000, which Noble shall use exclusively to pay bonuses to employees of Noble (other than the Shareholders); (ii) Krieger (or an affiliate of Krieger) shall lend Noble an initial amount of $1,000,000 (which such amount includes a $400,000 bridge loan advanced to Noble pursuant to a promissory note dated August 6, 2015 (the “Original Note”)) to be used by Noble for the specific purposes agreed to by Krieger and the Shareholders (the “Initial Revolver”); (iii) Krieger (or an Affiliate of Krieger) shall make available an additional $500,000 to be used by Noble for purposes that are mutually agreed to by Noble and Krieger (the “Supplemental Amount”); (iv) Krieger and two Noble shareholders shall enter into a shareholder agreement providing for the governance and management of Noble; and (v) Noble shall enter into employment agreements with each of two Noble shareholders on terms and conditions reasonably acceptable to Krieger, and including annual salaries of $150,000.

In connection with the Acquisition, and as required by the SPA, Noble provided Krieger with a Subordinated Secured Revolving Promissory Note, dated August 31, 2015 (the “Revolving Note”), which replaces the Original Note and evidences the Initial Revolver. Pursuant to the terms of the Revolving Note, Noble may make repayments of principal at any time without penalty and borrow additional funds up to the amount of the Initial Revolver upon ten business days’ notice to Krieger. The Revolving Note bears interest at a rate of 7% per annum, requires quarterly payments of interest in arrears, matures on August 31, 2020, and holds a security interest in Noble’s assets which is subordinate to the security interest held by Noble’s senior lender(s).

In accordance with the SPA and the Revolving Note, Noble also entered into a Security Agreement in favor of Krieger, dated August 31, 2015 (the “Security Agreement”), which secures Noble’s obligations under: (i) the Revolving Note; and (ii) any subsequent note(s) made by Noble evidencing amounts loaned by Krieger (or an Affiliate of Krieger) up to the Supplemental Amount. The Security Agreement grants Krieger a security interest in the accounts and assets of Noble (as more particularly described therein) and which, per the terms of the SPA and the Revolving Note, is subordinate to the security interest of Noble’s senior lender(s).

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

The information set forth under Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 3, 2015	By	/s/ Wiley H. Sharp III
Wiley H. Sharp III
	Its	Vice President – Finance and Chief Financial Officer

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

____________

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported)	September 2, 2015

ASPIRITY HOLDINGS LLC

(Exact Name of Registrant as Specified in Charter)

Minnesota	333-179460	27-1658449
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

16233 Kenyon Ave., Suite 210, Lakeville, Minnesota	55044
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code	(952) 241-3103

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On September 2, 2015, Krieger Enterprises, LLC (“Krieger”), a wholly-owned first-tier subsidiary of Aspirity Holdings LLC (f/k/a Twin Cities Power Holdings, LLC) (the “Company”), entered into a First Amendment to Equity Interest Purchase Agreement (the “Amendment”) with Angell Energy, LLC, a Texas limited liability company (“Angell”), which, effective September 1, 2015, amended that certain Equity Interest Purchase Agreement, dated June 1, 2015, by and between the Company and Angell (the “Purchase Agreement”) pursuant to which the Company sold 100% of the equity interests of its subsidiary Twin Cities Power, LLC, including its subsidiary Summit Energy, LLC (collectively, “TCP”), to Angell for a purchase price of $20,740,704 (the “Sale”), the payment of which included a secured promissory note (the “Original Note”), and which such Purchase Agreement, Original Note, and related ancillary agreements between the Company and Angell (collectively, the “Transaction Documents”) were subsequently assigned by the Company to Krieger.

In connection with the Sale, Angell had been (i) subleasing the Lakeville, Minnesota office of TCP (the “Lakeville Office”), which such arrangement included the use of certain equipment located at the Lakeville Office (collectively, the “Sublease”), and (ii) employing certain of TCP’s personnel located at the Lakeville Office (the “Employees”). Pursuant to the Amendment, Krieger has agreed to cancel the Sublease and re-employ the Employees, and to correspondingly reduce the purchase price of the Sale to $15,000,000 (the “Purchase Price”). In connection therewith, on September 2, 2015 Angell also executed an Amended and Restated Secured Promissory Note in favor of Krieger, which supersedes and replaces the Original Note and, after accounting for Angell’s payment of $500,000 on August 5, 2015, carries a principal amount of $15,024,573 (the “Amended Note”). The Amended Note bears interest at rate of 6% per annum and matures on June 1, 2019. The Amended Note is secured by a first priority security interest in the assets of Angell and TCP, and is guaranteed by TCP and Angell’s CEO, Michael Angell, individually, pursuant to that certain Security and Guarantee Agreement, dated June 1, 2015, made by Angell, TCP, and Michael Angell, individually, in favor of the Company. Following an initial payment of $1,142,100.13 on September 1, 2015, the Amended Note is payable in 15 equal quarterly installments of $1,063,215.08 beginning on December 1, 2015. The Amendment also pro-rates certain expenses to Angell related to the Lakeville Office and the transition of the Employees, including bonuses and benefits costs, for the months of June, July, and August 2015.

The foregoing description of the Sale, the Transaction Documents, the Amendment, and the Amended Note is qualified in its entirety by reference to the full text of (i) the Transaction Documents, which are incorporated by reference to Exhibits 10.1, 10.2, 10.3, 10.4, and 10.5 to the Company’s 10-Q/A filed August 17, 2015, and (ii) the Amendment and the Amended Note, which are attached as Exhibits 10.1 and 10.2 to this Current Report on Form 8-K and are incorporated herein by reference.

Item 2.01. Completion of Acquisition or Disposition of Assets

The information described in Item 1.01 of this Current Report on Form 8-K is incorporated into this Item 2.01 by reference.

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Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

10.1	First Amendment to Equity Interest Purchase Agreement, dated September 2, 2015, by and among Angell Energy, LLC and Krieger Enterprises, LLC, a wholly-owned subsidiary of Aspirity Holdings LLC (f/k/a Twin Cities Power Holdings, LLC).
10.2	Amended and Restated Secured Promissory Note executed by Angell Energy, LLC in favor of Krieger Enterprises, LLC on September 2, 2015.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ASPIRITY HOLDINGS LLC
Date: September 4, 2015	By	/s/ Wiley H. Sharp III
Wiley H. Sharp III
	Its	Vice President – Finance and Chief Financial Officer

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Exhibit 10.1

FIRST AMENDMENT

TO

EQUITY INTEREST PURCHASE AGREEMENT

By and among

ANGELL ENERGY, LLC, as BUYER

And

KRIEGER ENTERPRISES, LLC a wholly owned subsidiary of

ASPIRITY HOLDINGS, LLC,

FKA TWIN CITIES POWER HOLDINGS, LLC (the “SELLER”)

September 2, 2015 – Execution Date

September 1, 2015 – Effective Date

First Amendment to Equity Interest Purchase Agreement

This First Amendment to that Equity Interest Purchase Agreement (the “First Amendment”) effective as of September 1, 2015 (the “Effective Date”) is by and among Krieger Enterprises, LLC, a Minnesota Limited Liability Company and wholly owned subsidiary of Aspirity Holdings LLC, a Minnesota Limited Liability Company formerly known as Twin Cities Power Holdings, LLC (the “SELLER”) and Angell Energy, LLC, a Texas Limited Liability Company (the “BUYER”). The SELLER and BUYER are jointly referred to as the Parties (“PARTIES”).

A. WHEREAS, the Parties entered into an Equity Interest Purchase Agreement dated June 1st, 2015 (the “Purchase Agreement”) pursuant to which the SELLER sold the BUYER 100% of the Equity Interests of Twin Cities Power, LLC (“TCP”) and Summit Energy, LLC (“Summit”); and

B. WHEREAS, BUYER no longer desires to sublease the Lakeville office of TCP, nor to employ its associated personnel or use the equipment located therein (the “Lakeville office”); and

C. WHEREAS, SELLER has agreed to cancel the sublease and to re-employ such associated personnel and, in connection therewith, to reduce the purchase price;

D. WHEREAS, the Parties have agreed to modify and amend the Purchase Agreement and associated Secured Promissory Note to reflect such agreement;

NOW, THEREFORE, in consideration of the premises, the respective covenants and commitments of the Parties set forth herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

1.	Closing. The closing of this First Amendment (the "Amendment Closing'') shall take place at 10:00 a.m. local time at the offices of Aspirity Holdings, LLC, 16233 Kenyon Avenue, Suite 210, Lakeville, Minnesota, 55044 on the date first written above, or at such other time and place as the Parties mutually agree in writing (including executing the Closing documents remotely via PDF or facsimile). Such date is herein referred to as the "Amendment Closing Date."
2.	Purchase Price. The purchase price (the "Purchase Price") for the Equity Interests will be Fifteen Million and No/100 Dollars ($15,000,000).
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3.	Payment of Purchase Price. The Purchase Price will be paid by delivery by BUYER to SELLER of $500,000 in cash (paid on August 5, 2015) and an Amended and Restated Secured Promissory Note in the principal amount of $15,024,573.00 in the form attached hereto as Exhibit A (the "Note"). The Note shall be repaid in accordance with the amortization schedule attached to the Note (the “Amortization Schedule”). Among other things, the Note shall provide for:
(a)	An annual interest rate of 6.00%;
(b)	An initial payment of $1,142,100.13, consisting of $304,253.65 of interest and $837,846.48 of principal on September 1, 2015; and
(c)	15 equal quarterly payments of $1,063,215.08, each consisting of varying amounts of principal and interest and due on the first day of each of December, March, June and September beginning on December 1, 2015, calculated based on a 4 year amortization period.
4.	COBRA. SELLER shall provide COBRA coverage to each of TCP's and Summit's employees until BUYER sets up its own employee benefit plans. BUYER shall reimburse SELLER for such costs.
5.	Bonuses. Bonuses for the employees BUYER acquired as part of the acquisition shall be paid on the dates set forth in each employee's employment agreement, but shall be pro-rated based on the amount of bonus owed prior to and subsequent to June 1, 2015. Amounts owed, if any, prior to June 1, 2015 will be the obligation of the SELLER. As part of this First Amendment, any bonus owed to the Lakeville employees will be the obligation of the BUYER for the period that they were employed by BUYER (June, July, and August 2015), and will be paid on the dates set forth in each employee’s employment agreement.
6.	Expense reimbursement. In the event, BUYER pays for an expense associated with the Lakeville office, BUYER shall promptly notify SELLER and SELLER will promptly reimburse BUYER for such payment.
7.	FERC. Section 4.3 of the Purchase Agreement is hereby amended by adding the following sentence to the end of such Section: "BUYER covenants and agrees that it shall be solely responsible for disgorgement payments and penalties under said Stipulation and Consent Agreement and shall indemnify and hold SELLER and its affiliates harmless from any payments SELLER or any affiliate is required by FERC to make with respect to such disgorgement payments and penalties."
8.	All other terms and conditions in the Purchase Agreement shall remain in full force and effect but for the modifications and changes set forth in this First Amendment.
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IN WITNESS WHEREOF, SELLER and BUYER have executed this Agreement by their respective duly authorized representatives as of the date set forth in the first paragraph.

BUYER:	SELLER:

ANGELL ENERGY, LLC	KRIEGER ENTERPRISES, LLC

By: /s/ Michael C. Angell______	By: /s/ Timothy S. Krieger

Name: Michael C. Angell	Name: Timothy S. Krieger

Its: Chief Executive Officer	Its: Chief Executive Officer

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Exhibit 10.2

AMENDED AND RESTATED

SECURED PROMISSORY NOTE

$15,024,573.00	Minneapolis, MN
June 1, 2015

FOR VALUE RECEIVED, Angell Energy, LLC, a Texas limited liability company (the “Maker” or the “Company”), hereby promises to pay to the order of Krieger Enterprises, LLC or its successors or assigns, as the case may be (“Payee”), at Payee’s principal place of business, or such other place as may be specified in writing by Payee, the principal sum of Fifteen Million Twenty Four Thousand Five Hundred and Seventy Three Dollars and No Cents ($15,024,573.00), together with simple interest on the unpaid principal balance from the date of this Note until June 1, 2019 (the “Maturity Date”) at the rate of six percent (6%) per annum.

1. Payments. The Maker shall make quarterly payments of interest and principal as set forth in the amortization schedule attached hereto as Exhibit A and made a part of this Note by this reference thereto. On the Maturity Date, all unpaid principal and accrued interest shall be due and payable. This Note may be prepaid at any time without penalty.

2. Events of Default. The Maker will be in default under this Agreement upon the happening after the effective date of this Agreement of any of the following events:

(a). Filing by the Maker of a petition for relief under the United States Bankruptcy Code, or any other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect, or seeking the appointment of a trustee, receiver, liquidation, custodian, or other similar official of it or any substantial part of its property, or consenting to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, or making a general assignment for the benefit of creditors.

(b). The failure by the Maker to pay any principal and accrued interest on the Note when due.

3. Remedies upon Default. In the event of a default described above, and provided that the Maker has not cured the default within 45 days of such default, the Payee will have the right, at Payee’s option and without demand or notice: (a) to declare all or any part of the Note immediately due and payable; and (b) to exercise, in addition to the rights and remedies granted hereby, all of the rights and remedies of the Payee under the Uniform Commercial Code, or any other applicable law. In addition, the interest rate hereunder shall increase to an annual rate of 15%.

4. Security. The repayment of this Note is secured by a Security and Guarantee Agreement, of even date herewith, among Angell Energy, LLC, Twin Cities Power, LLC, Summit Energy, LLC, Michael Angell (individually) and Twin Cities Power Holdings, LLC and assigned to Krieger Enterprises, LLC.

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5. Notices. All notices, requests, demands, claims and other communications pursuant to this Note will be in writing and will be deemed duly given two business days after such notice is sent by registered or certified mail, return receipt requested, postage prepaid and addressed to the intended recipient as set forth below:

(a).	If to Maker:	Angell Energy Services, LLC
Attn: Michael Angell
5613 Ridgepass Lane
McKinney, TX 75071-6221
Michael C. Angell
Email: mangell@tcptrading.net

(b).	If to Payee:	Krieger Enterprises, LLC
16233 Kenyon Avenue
Lakeville, MN 55044
Timothy S. Krieger
Email: tkrieger@twincitiespower.com

(c). Any Party may send any notice, request, demand, claim or other communication to the intended recipient at the address set forth above using any other means (including personal delivery, overnight courier, messenger service, telecopy, telex, ordinary mail or electronic mail). Such notice, request, demand, claim or other communication will be deemed to have been duly given on the day of personal delivery or the day after sent via reputable overnight courier. Otherwise, notice will only be deemed to have been received when it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other Parties notice in the manner set forth in this Agreement.

6. Invalidity of Particular Provisions. Maker and Payee agree that the unenforceability or invalidity of any provision or provisions of this Note will not render any other provision or provisions herein contained unenforceable or invalid.

7. Successors or Assigns. Maker and Payee agree that all of the terms of this Note will be binding on their respective successors and assigns, and that the term “Maker” and the term “Payee” as used herein will be deemed to include, for all purposes, their respective designees, successors, assigns, heirs, executors and administrators.

8. Governing Law; Choice of Venue, Waiver of Jury Trial. This Note will be interpreted and governed under the laws of the State of Minnesota, without regard to conflict of laws principles. Any action or proceeding against any of the Parties relating in any way to this Note or the subject matter of this Note will be brought and enforced exclusively in the competent state or federal courts of Minnesota, and the parties to this Agreement consent to the exclusive jurisdiction of such courts in respect of such action or proceeding. The Parties waive their right to a trial by jury for any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement, whether grounded in tort, contract or otherwise.

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9. Waiver. Waiver of any default hereunder by Payee will not be a waiver of any other default or of a same default on a later occasion. No delay or failure by Payee to exercise any right or remedy will be a waiver of such right or remedy and no single or partial exercise by Payee of any right or remedy will preclude other or further exercise thereof or the exercise of any other right or remedy at any other time.

10. Waiver of Presentment. Maker waives presentment, dishonor, protest, demand, diligence, notice of protest, notice of demand, notice of dishonor, notice of nonpayment, and any other notice of any kind otherwise required by law in connection with the delivery, acceptance, performance, default, enforcement or collection of this Note and expressly agrees that this Note, or any payment hereunder, may be extended or subordinated (by forbearance or otherwise) at any time, without in any way affecting the liability of Maker.

11. Collection Costs. Maker agrees to pay on demand all costs of collecting or enforcing payment under this Note, including reasonable attorneys’ fees and legal expenses, whether suit be brought or not, and whether through courts of original jurisdiction, courts of appellate jurisdiction, or bankruptcy courts, or through other legal proceedings.

12. Amendment. This Note may not be amended, converted, or modified, nor will any waiver of any provision hereof be effective, except by an instrument in writing signed by the party against whom enforcement of any amendment, conversion, modification, or waiver is sought.

IN WITNESS WHEREOF, Maker has executed this promissory note as of the date first above written.

MAKER:

ANGELL ENERGY SERVICES, LLC

/s/ Michael Angell

Michael Angell, Chief Executive Officer

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Exhibit A - Amortization Schedule

Secured Promissory Note Amortization Schedule
Borrower	Angell Energy, LLC
Lender	Krieger Enterprises, LLC

Principal amount	$ 15,024,573.00

Annual interest rate	6.00%
Payments per year	4
Amortization period in years	4
Number of decimal places to round to	2

Note date	06/01/15
1st payment date	09/01/15
Maturity date	07/01/20

Amortization Schedule
Payment number	Payment date	Interest	Principal	Total payment	Principal balance
0	06/01/15	$–	$–	$–	$15,024,573.00
1	09/01/15	304,253.65	837,846.48	1,142,100.13	14,186,726.52
2	12/01/15	212,800.90	850,414.18	1,063,215.08	13,336,312.34
3	03/01/16	200,044.69	863,170.39	1,063,215.08	12,473,141.95
4	06/01/16	187,097.13	876,117.95	1,063,215.08	11,597,024.00
5	09/01/16	173,955.36	889,259.72	1,063,215.08	10,707,764.28
6	12/01/16	160,616.46	902,598.61	1,063,215.07	9,805,165.67
7	03/01/17	147,077.48	916,137.59	1,063,215.07	8,889,028.08
8	06/01/17	133,335.42	929,879.66	1,063,215.08	7,959,148.42
9	09/01/17	119,387.23	943,827.85	1,063,215.08	7,015,320.57
10	12/01/17	105,229.81	957,985.27	1,063,215.08	6,057,335.30
11	03/01/18	90,860.03	972,355.05	1,063,215.08	5,084,980.25
12	06/01/18	76,274.70	986,940.37	1,063,215.07	4,098,039.88
13	09/01/18	61,470.60	1,001,744.48	1,063,215.08	3,096,295.40
14	12/01/18	46,444.43	1,016,770.65	1,063,215.08	2,079,524.75
15	03/01/19	31,192.87	1,032,022.21	1,063,215.08	1,047,502.54
16	06/01/19	15,712.54	1,047,502.54	1,063,215.08	–